SB TECHNOLOGY HOLDINGS, INC.

(formerly VG Life Sciences, Inc.)

447 Broadway, 2nd Floor, Unit 103

New York, NY 10013

Telephone: 877-646-4833 ● Email: pubcodirector@gmail.com

May 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Counsel

100 F Street, NE

Washington, DC 20549

Re: SB Technology Holdings, Inc. (formerly VG Life Sciences, Inc.)

CIK No. 0001091326

Form 10-12G filed March 6, 2026

Accession No. 0001493152-26-009077

Commission File No. 000-26875

Ladies and Gentlemen:

On behalf of SB Technology Holdings, Inc., a Florida corporation (formerly known as VG Life Sciences, Inc.) (the “Company”), and pursuant to the discretionary authority of the staff of the Division of Corporation Finance, the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12G (the “Registration Statement”), filed with the Commission on March 6, 2026 under Accession No. 0001493152-26-009077, together with all exhibits thereto, effective as of the date hereof.

The Company is requesting the withdrawal of the Registration Statement because, after further internal review, the Company has determined that it is not yet ready to file an amended Form 10-12G. The Company intends to refile a registration statement on Form 10 at such time as it is in a position to provide complete and accurate disclosure to the Commission and to investors.

The Company confirms that no securities have been sold pursuant to or in reliance upon the Registration Statement. The Registration Statement has not yet become effective, and the Company is submitting this request prior to the date on which the Registration Statement would otherwise become effective by operation of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

Accordingly, the Company respectfully requests that the staff of the Division of Corporation Finance acknowledge the withdrawal of the Registration Statement at the staff’s earliest convenience. Should the Commission have any questions or require additional information regarding this request, please contact the undersigned at the address, telephone number, or email address shown above.

The Company appreciates the staff’s consideration of this request.

Respectfully submitted,

SB TECHNOLOGY HOLDINGS, INC.

By:	/s/ Paul Strickland
Name:	Paul Strickland
Title:	Director and Secretary

cc: Board of Directors, SB Technology Holdings, Inc.